March 22, 2006

Stephen Krikorian

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	NMXS.COM, INC.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
File No. 333-30176

Dear Mr. Krikorian:

In reply to the comments dated February 22, 2006, we offer the following additional clarification:

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Note B – Summary of Significant Accounting Policies

[2] Revenue Recognition, pages 25-27

1.

We note your response to prior comment number 3 which states, “hosting arrangements sold in conjunction with a software sale have a software license component, and they are accounted for under SOP 97-2.” Determining whether a hosting arrangement should be accounted for under SOP 97-2 or SAB Topic 13 is not dependent on whether the arrangement includes a software license component. It is based on the criteria of EITF 00-3. Your response to comment number 3 from your response letter dated October 18, 2005 states, “according to paragraph 5 of EITF 00-3, our hosting arrangements do not fall within the scope of SOP 97-2.” Therefore, it appears that you have concluded that your hosting arrangements do not include a software element covered by SOP 97-2 as you do not meet the criteria of EITF 00-3. If this is the case, you should account for your hosting arrangements as service contracts pursuant to SAB Topic 13. Please advise.

ANSWER: We have revised the notes on hosting arrangements as follows:

In connection with the sales of software licenses for our enterprise-level products, we sell hosting and maintenance contracts that vary in terms. For these hosting contracts, the customer has possession of the software, which resides on the customer’s hardware, and we host the customer’s data. These hosting arrangements fall within the scope of SOP 97-2. However, although a fee may be charged at the beginning of the contract for the software

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com

license and any customization of the software, the hosting portion of the arrangement is billed and recognized on a monthly basis for the term of the contract. The Company has established vendor-specific objective evidence (VSOE) of fair value per paragraph 10 of SOP 97-2 for the hosting services. The VSOE for the hosting portion of contracts with multiple elements is the price charged for hosting when it is sold separately.

However, in some of our hosting arrangements both the software application and the customer’s data reside on our hardware. The customer accesses and uses the software on an as-needed basis over the internet, and the customer does not have the right to take possession of the software. Therefore, according to paragraph 5 of EITF 00-3, these hosting arrangements do not fall within the scope of SOP 97-2. Accordingly, we recognize revenue from these hosting services on a straight-line basis over the life of the respective contracts.

2.

We have read your response and have the following questions with respect to your reclassification of advertising barter credits from accounts receivable to prepaid expenses in the quarter ended September 30, 2005.

•

We note that you reclassified the advertising barter credits in the third quarter of 2005 as you “had the documentation in place to support the reclassification”. Clarify what documentation you are referring to and why you believe that such documentation impacts the classification of advertising barter credits.

•

Tell us your consideration of paragraphs 13 of APB Opinion 20 when concluding that the reclassification is appropriate. In this respect, we note your disclosure on page 19, “the advertising agreement was a barter transaction, so this receivable will not directly generate cash.” As the barter credit was not going to generate cash, clarify why you believe that accounts receivable classification is appropriate at December 31, 2004 and subsequent quarters.

•	If you conclude that this should be reported as a correction of an error, tell us how you plan to comply with paragraphs 36 through 38 of APB Opinion 20.
•

If you conclude that this is not a correction of an error, and hence the reclassification is appropriate, tell us your consideration of reporting corresponding changes in your consolidated balance sheets for prior periods reported. In this respect, we note that advertising barter credits have been included in accounts receivable at September 30, 2004 as reported in your Form 10-QSB/A for the quarter ended September 30, 2005.

ANSWER: The documentation referred to in our prior response is an insertion order for advertising credits. The transaction was always a barter transaction, but we did not complete our final ad design to have the customer (Forbes) act upon the insertion order until the third quarter of 2005. We do not believe that the reclassification from accounts receivable to prepaid advertising credits is material to the reader of the financial statements. Further, since details of the transaction were disclosed in the footnotes, we

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

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believe the classification of the transaction was not misleading. There is no material effect on significant operating ratios or critical financial statement components. In this case, there is no significant change on the balance sheet. Since we were not correcting an error, APB Opinion 20 does not apply.

Form 10-QSB/A for the Quarter Ended September 30, 2005

Item 3. Controls and Procedures, page 27

3.

We note your revised disclosure here and in your amended Form 10-Qs for the quarters ended March 31, 2005 and June 30, 2005 and reissue and clarify prior comment number 11. We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective, “in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC and achieve their intended purposes and objectives.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms. When disclosing the conclusion to the evaluation of the effectiveness of your disclosures, controls and procedures, you should address the entire definition pursuant to Exchange Act Rule 13a-15(e), without limitation.

ANSWER: We have so revised the Form 10-Qs for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

4.

We note your disclosure here and in your amended Form 10-Qs for the quarters ended March 31, 2005 and June 30, 2005 that the evaluation was performed “within 90 days prior to the filing date of this report.” Pursuant to Exchange Act Rule 13a-15(b), the evaluation is required to be performed as of the end of each fiscal quarter. Revise as appropriate.

ANSWER: We have so revised the Form 10-Qs for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

Very truly yours,

NEW MEXICO SOFTWARE, INC.

BY:         /s/ Richard Govatski

RICHARD F. GOVATSKI

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com